

Mail Stop 3561

July 24, 2009

Mr. Daniel R. Van Ness
President
Musician's Exchange
1140 Lilac Charm Avenue
Las Vegas, Nevada 89183

>       **Re:    Musician's Exchange**
>              **Item 4.01 Form 8-K**
>              **Filed May 15, 2008**
>              **File No. 333-149446**

Dear Mr. Van Ness:

   We issued comments to Musician's Exchange on the above captioned filing on May 19, 2009.  As of the date of this letter, these comments remain outstanding and unresolved.  We expect you to contact us by August 7, 2009 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

       If you do not respond to the outstanding comments or contact us by August 7, 2009, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure.  Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed.  You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact me at (202) 551-3322, if you have any questions. In my absence, please direct your questions to Bill Thompson, Accounting Branch Chief at (202)551-3344.

Sincerely,

Ta Tanisha Meadows
Staff Accountant